EXHIBIT 12.1

                       NIKE, INC.
     COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                           Six Months Ended
                                             November 30,
                                         ___________________

                                        2004           2003
                                        ____           ____

                                           (in millions)

Net income                             $588.7         $440.3
Income taxes                            319.8          235.0
                                       ______         ______

Income before income taxes              908.5          675.3
                                       ______          _____

Add fixed charges
      Interest expense (A)               19.7           22.8
      Interest component of leases (B)   37.1           33.5
                                       ______         ______

Total fixed charges                      56.8           56.3
                                       ______         ______

Earnings before income taxes and
      fixed charges (C)              $  965.3         $731.5
                                     ========         ======
Ratio of earnings to total fixed
      charges                            17.0           13.0
                                       ======         ======

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(A) Interest expense includes both expensed and capitalized.
(B) Interest component of leases includes one-third of rental expense, which approximates the interest component of operating leases.
(C) Earnings before income taxes and fixed charges is exclusive of capitalized interest.